Exhibit 4.5

Mountain Digital Investment Limited Trinity Chambers PO Box 4301 Road Town, Tortola, British Virgin Islands

SERVICE AGREEMENT

This Agreement is made on this 9h day of October 2025

BETWEEN

(1) **KNOREX LTD.** (Company No. 400062), a company incorporated in Cayman Islands and having its registered office at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands (the "Company"); and

(2) **Mountain Digital Investment Limited,** (Company No. 2057304), a company incorporated in British Virgin Islandsand having its registered office at Trinity Chambers PO Box 4301 Road Town, Tortola, British Virgin Islands (the "Service Provider").

WHEREAS

(A) The Company is desirous of engaging the Service Provider to provide management consultancy in relation to its post initial public offering ("IPO") on a US Stock Market (the "Stock Exchange"), and the Service Provider is willing to provide the said services to the Company as per its request;

(B) The parties have decided to enter into this Agreement in pursuance of the foregoing, on the terms and conditions set out below.

NOW IT IS AGREED as follows

1 SERVICES

During the term of this Agreement, the Service Provider shall provide the management consultancy as spelt out in Annex A ("Services") to the Company with effect from the Date of this Agreement.

Notwithstanding the Services provided by Service Provider to the Company in Annex A, the Company acknowledges and accepts that: -

(a) the Service Provider is not providing any professional financial, legal, tax, investment, accounting or regulatory advice to the Company in any jurisdiction, this is the role of the professionals to be engaged by the Company;

(b) no representation or warranty is given by the Service Provider in relation to the merits of the condition, financial or otherwise, and credibility of any of the parties whom the Service Provider may introduce to the Company; and

(c) the Service Provider is not undertaking the placement of any share or unit in the Company.

(d) The Service Provider shall at all times make disclosure to the Company in regards to any and all: 1) passing or promises of benefit, including but not limited to any kickbacks,

rebates or commissions, from any third party service provider (or its associates) to the Service Provider (or its associates) in connection with the introduction of the third party to the Company or the third party's provision of good or services to the Company; 2) facts matters or circumstances which may, when assessed reasonably, give rise to a conflict between the Service Peovider's own interest and that of the Company in a material way.

(e) The Service Provider shall apply its best efforts and act in good faith to promote the interests of the Company when providing the Services to the Company.

2 COMMENCEMENT

The Service Provider shall begin to provide the Services after the signing of this Agreement and shall continue to provide the Services for a period of 12-month in accordance with the terms specified hereunder.

3 REMUNERATIONS

In consideration of the provision of the Services, the Company shall pay the Service Provider a service fee of US$ 500,000 (hereinafter referred to as the "Service Fee") (in cash) within 3 business days upon signing of this Agreement:

The Company agrees that all payments of fees and expenses due to the Service Provider shall be made in US dollar currency (or such other currency as may be agreed), net of any withholdings, taxes or other deductions as required under the Law of the Republic of Singapore where applicable.

Payment method as follows (USD Payment):
Bank Details: DAH SING BANK, HONG KONG
SWIFT: DSBAHKHH
Account Name: MOUNTAIN DIGITAL INVESTMENT LIMITED
Account Number: [redacted]

4. OTHER PROFESSIONALS

The Service Provider shall advise and introduce to the Company on the appointment of other professionals, including tax, audit, accounting and public relations professionals as the Service Provider may deem appropriate. The decision of any appointment of professionals remains at the Company's sole discretion. For the avoidance of doubt, the cost of appointing such other professionals shall be borne by the Company.

5. CONFIDENTIALITY

The Service Provider agrees to treat all Confidential Information concerning the Company as being strictly confidential. Both parties shall agree to keep confidential the terms of this Agreement. "Confidential Information" includes data, materials, product, technical and economic information, marketing strategies, trade secrets, customer lists, know-how, ideas,

discoveries, inventions, improvements, specifications, instructions and software (including source code) disclosed or provided, directly or indirectly, by the Company under this Agreement, whether oral, written, machine readable, in a physical embodiment or otherwise, which is disclosed for the purpose of the Services to Service Provider and which is identified by Company at the time of disclosure as being confidential or proprietary.

For purposes of this Agreement hereof, the term confidential Information shall not include such portion of the information which:

(a) was in the public domain at the time of its disclosure or thereafter becomes part of the public domain by publication or otherwise subsequent to the time of disclosure under this Agreement through no fault of the Service Provider; or

(b) was known to the Service Provider or in its possession on a non-confidential basis prior to or at the time of disclosure; or

(c) is disclosed on a non-confidential basis with the written approval of the Company; or

(d) is independently developed by the Service Provider without use of the Confidential Information; or

(e) is rightfully furnished to the Service Provider by a third Party having the authority to disclose such Information without restriction; or

If the Service Provider is required by law or any regulatory authorities to disclose any confidential information, the Service Provider shall notify the Company within reasonable time frame and then may disclose the confidential information to the extent reasonably necessary for the relevant purposes.

6. EXPIRY AND TERMINATION

6.1 Unless terminated earlier, this Agreement shall expire by the end of twelve (12) months from the date of this Agreement or terminated in writing, whichever is the earliest. Any extension or renewal shall require mutual consent in writing.

6.2 The Company may terminate this Agreement at any time, without cause, by providing a written notice of at least fourteen (14) calendar days to the Service Provider.

6.3 This Agreement shall terminate automatically if either Party:

(a) commit any breach of its obligations under this Agreement and shall fail to make good such breach within thirty (30) days of receipt of written notice from the other Party requiring it to do so;

(b) go into liquidation (except a voluntary liquidation for the purposes of reconstruction or amalgamation upon terms previously approved in writing by the other Party) or if a receiver is appointed over any of its assets; and

(c) shall cease to be authorised under the laws of any relevant jurisdiction to perform its respective duties and obligations under this Agreement.

6.4 Upon expiry or termination of this Agreement, both parties shall be released from their obligations hereunder save for except any accrued rights and liabilities and in particular, any fees earned, due or payable, and out-of-pocket expenses and other fees incurred by or due and payable to the Service Provider up to and including the date of expiry or termination which shall be reimbursed by the Company. Clauses 5, 7, 8 and 9 of this Agreement shall survive the expiry or termination of this Agreement and shall remain in full force and effect. The Company shall pay the Service Provider within fourteen (14) calendar days of the Service Provider's written request, all fees and expenses due and payable to the Service Provider under this Agreement. For clarity, where this Agreement is terminated at a time before any fee item becomes entitled to the Service Provider or becomes payable by the Company to the Service Provider, then such fee items shall no longer be payable and the Service Provider is disentitled to receive the same.

7. AMENDMENTS AND ASSIGNMENTS

This Agreement cannot be modified or changed, nor can any of its provisions be abandoned, except by written agreement signed by, or on behalf of, each party hereto. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign its rights under this Agreement without the prior written consent of all other parties. For clarity, any party exclusively benefited by a clause may by written direction to the other party waive the operation of that clause without affecting the rest of this Agreement.

8. INDEMNITY

8.1 The Company agrees with the Service Provider that the Company shall indemnify and hold harmless the Indemnified Persons (as defined under Clause 8.3 below) from and against all claims, actions, proceedings, demands, liabilities, losses, damages, costs and expenses arising out of or in connection with the engagement hereunder or which arise out of any breach by the Company of any of its obligations or duties or any warranties under the terms of this Agreement, which any Indemnified Person may suffer or incur in any jurisdiction and all costs and expenses incurred incidental thereto by any Indemnified Person, including those incurred in connection with the investigation of, preparation for or defence of, any pending or threatened litigation or claim within the terms of this indemnity or any matter incidental thereto, provided that the Company will not be responsible for any liabilities, losses, damages, costs or expenses which are finally determined by a judgment of a court of competent jurisdiction to have resulted from the fraud, willful misconduct or default or gross negligence on the part of the Indemnified Person, and sums already paid by the Company under this indemnity but which fall within this proviso shall be reimbursed in full.

Mountain Digital Investment Limited Trinity Chambers PO Box 4301 Road Town, Tortola, British Virgin Islands

8.2 For the avoidance of doubt, the Service Provider has been retained as an independent contractor with services to be provided solely to the Company. Nothing in this Agreement shall be construed to establish a partnership or a joint venture between the Company and the Service Provider.

8.3 For the purposes of this Agreement, "Indemnified Person" means the Service Provider, and any of its subsidiaries, associated companies or affiliates (wherever situated) and their respective directors, officers, agents and employees and each other person, if any, controlling the Service Provider or any of them.

9. GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by, and construed in accordance with the laws of Singapore. In respect of any dispute arising out of or in connection with this Agreement the parties shall submit to the non-exclusive jurisdiction of the Singapore courts. Unless specifically mentioned herein, a person or entity that is not a party to this Agreement has no rights under the Contracts (Rights of Third Parties) Act (Chapter 53B, Singapore Statutes) to enforce or enjoy the benefit of any term in this Agreement.

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Mountain Digital Investment Limited Trinity Chambers PO Box 4301 Road Town, Tortola, British Virgin Islands

IN WITNESS WHEREOF this Agreement has been executed by the parties on the date first above written.

KNOREX LTD.

[redacted]

Name: JUSTIN CHOO

Designation: Director

Mountain Digital Investment Limited

[redacted]

Name: ZHOU TING

Designation: Director

Mountain Digital Investment Limited Trinity Chambers PO Box 4301 Road Town, Tortola, British Virgin Islands

Appendix A

Scope of Services ("Services') encompasses the following:

a) Financing Planning and Structure Design

- Assist the Company in formulating a post-IPO financing plan, designing financing structure, compensation design, and investment arrangements.
- Provide consultancy on the choice of financing instruments (equity, preferred shares, convertible bonds, etc.).

b) Investor Liaison and Financing Support

- Assist the Company in identifying and approaching potential investors (including financial and strategic investors).
- Work closely with Company's investor relations to publicize
- Support the preparation of investment presentation materials (business plan, investment memorandum, financial model, roadshow materials).
- Arrange meetings, roadshows, and follow-up communications with investors.

c) Investment Terms Negotiation and Transaction Execution

- Assist the Company in participating in the negotiation of investment terms (Term Sheet), including valuation, preferences, anti-dilution, etc.
- Coordinate with legal, financial, audit, and other professional advisers to facilitate due diligence.
- Support the Company in the signing and closing of transaction documents.

d) Capital Market Positioning

- Working with IR company and provide professional advice on the company positioning.
- Provide industry benchmarking analysis and valuation references.
- Assist the Company in structuring its capital market investment logic and investment story.

e) Organization Support & Compliance

- Provide consultancy on post-IPO equity structure optimization, corporate governance adjustment, and option pool setup.
- Assist the Company in establishing and improving financial and disclosure systems in compliance with regulatory requirements.